UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34654 / July 25, 2022

In the Matter of

GOLDMAN SACHS TRUST II
GOLDMAN SACHS ASSET MANAGEMENT, L.P.
GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

200 West Street, 15th Floor
New York, New York 10282

(812-15336)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(C) OF THE ACT

Goldman Sachs Trust II (the "Trust"), Goldman Sachs Asset Management, L.P. ("GSAM"), and Goldman Sachs Asset Management International ("GSAMI") filed an application on May 13, 2022 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from section 15(c) of the Act. The order permits a Trust's board of trustees (the "Board") to enter into and materially amend subadvisory agreements with sub-advisers that have been approved by the vote of a majority of the members of the Trust's board of trustees at a non-in-person meeting.

On June 27, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34638). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Goldman Sachs Trust II, et al. (File No. 812-15336) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.